Exhibit 99.1

News Release	Contact: Bruce Russell
(310) 346-6131
brussell@cyanotech.com

Cyanotech Reports Financial Results for the Third Quarter of Fiscal Year 2018

— Sales up 20%; EPS $0.19 vs. ($0.06) —

KAILUA KONA, Hawaii (February 6, 2018) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the third quarter and first nine months of fiscal year 2018, ended December 31, 2017.

Third Quarter 2018

For the third quarter of fiscal 2018 compared to the third quarter of fiscal 2017, net sales were $9,150,000 compared to $7,605,000. Gross profit was $4,240,000, with gross profit margin of 46.3%, compared to gross profit of $2,857,000 and gross profit margin of 37.6%. Operating income was $1,110,000 compared to an operating loss of ($173,000). Net income was $1,107,000 or $0.19 per diluted share, compared to net loss of ($349,000) or ($0.06) per diluted share.

Commenting on the third quarter results (changes shown vs. third quarter of fiscal 2017), Cyanotech’s Chief Executive Officer, Mawae Morton, said:

“Cyanotech’s positive results directly reflect our continued, long-term strategic marketing focus on building our consumer brands, as well as improvement in astaxanthin production volumes compared to last year. We will continue to put emphasis on our Nutrex Hawaii consumer products to introduce them to a broader consumer market, and leverage our experience and reputation for quality.  From a production perspective, we are striving to improve the consistency in our year-to-year production levels for both astaxanthin and spirulina.

“The net sales increase of 20% was driven by a 23% increase in sales of our packaged products and a 4.5% increase in sales of our bulk products. The increase in packaged sales is the result of growth in strategic channels, including orders to support January promotions that we didn’t participate in last year. The increase in bulk sales is related to the quarterly variance in the timing of orders. International sales represented 24% of net sales for the current quarter compared to 23% for the same period last year.

“Our gross profit margin increased by 8.7 percentage points. The current quarter reflects lower production costs for astaxanthin, which reflects an overall year-over-year production increase, and for spirulina, which showed improvement in production compared to the same period last year. Gross margin was also favorably impacted by the higher mix of packaged sales, which deliver a higher gross profit margin.

“Net income increased to $1,107,000, or 12.1% of net sales, compared to a net loss of $349,000, or (4.6%) of net sales, an increase of $1,456,000 compared with last year. This increase is primarily the result of higher sales volume, lower production costs and flat operating expenses.”

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

First Nine Months 2018

For the first nine months of fiscal 2018 compared to the first nine months of fiscal 2017, net sales were $26,014,000 compared to $24,789,000. Gross profit was $11,463,000, with gross profit margin of 44.1%, compared to $9,563,000 and 38.6%. Operating income was $2,349,000 compared to operating loss of ($536,000). Net income was $2,083,000 or $0.36 per diluted share, compared to net loss of ($942,000) or ($0.17) per diluted share.

Trailing 12 Months ended December 31, 2017
For the trailing 12 months ended December 31, 2017 compared to the trailing 12 months ended December 31, 2016, net sales were $33,267,000 compared to $32,985,000. Gross profit was $14,124,000, with gross profit margin of 42.5%, compared to gross profit of $12,321,000 and gross profit margin of 37.4%. Net income was $1,810,000 or $0.32 per diluted share, compared to a net loss of ($4,996,000) or ($0.90) per diluted share.

Please review the Company’s Form 10-Q for the quarter ended December 31, 2017 for more detailed information.

Cyanotech Website Enhanced

Cyanotech has developed and launched an enhanced version of its corporate website with expanded information. Please visit at:

cyanotech.com

— Cyanotech will host a Skype broadcast at 5 p.m. EDT on Friday, February 9 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before midnight EDT on Wednesday, February 7. The Company will respond only to relevant questions relating to the Company’s third quarter financial performance, and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for over 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity.* All Cyanotech products are produced from microalgae grown at our 90-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (GRAS) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the FDA. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the period ended December 31, 2017, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	December 31, 2017	March 31, 2017
ASSETS
Current assets:
Cash	$1,763	$1,407
Accounts receivable, net of allowance for doubtful accounts of $27 at December 31, 2017 and $49 at March 31, 2017	2,926	2,135
Inventories, net	9,702	7,972
Prepaid expenses and other current assets	553	565
Total current assets	14,944	12,079

Equipment and leasehold improvements, net	15,945	16,712
Restricted cash	65	—
Other assets	317	213
Total assets	$31,271	$29,004

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$500	$611
Current maturities of long-term debt	656	623
Customer deposits	39	119
Accounts payable	3,590	3,666
Accrued expenses	1,345	1,013
Total current liabilities	6,130	6,032

Long-term debt, less current maturities	5,948	6,249
Other long-term liabilities	108	116
Total liabilities	12,186	12,397

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, shares authorized 50,000,000; 5,752,732 shares issued and outstanding at December 31, 2017 and 5,685,381 shares at March 31, 2017	115	114
Additional paid-in capital	31,971	31,577
Accumulated deficit	(13,001)	(15,084)
Total stockholders’ equity	19,085	16,607
Total liabilities and stockholders’ equity	$31,271	$29,004

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2017	2016	2017	2016

NET SALES	$9,150	$7,605	$26,014	$24,789
COST OF SALES	4,910	4,748	14,551	15,226
Gross profit	4,240	2,857	11,463	9,563

OPERATING EXPENSES:
General and administrative	1,368	1,138	4,132	4,864
Sales and marketing	1,620	1,749	4,549	4,774
Research and development	142	143	433	461
Total operating expenses	3,130	3,030	9,114	10,099

Income (loss) from operations	1,110	(173)	2,349	(536)

Interest expense, net	(130)	(149)	(371)	(403)

Income (loss) before income taxes	980	(322)	1,978	(939)

INCOME TAX (BENEFIT) EXPENSE	(127)	27	(105)	3

NET INCOME (LOSS)	$1,107	$(349)	$2,083	$(942)

NET INCOME (LOSS) PER SHARE:
Basic	$0.19	$(0.06)	$0.36	$(0.17)
Diluted	$0.19	$(0.06)	$0.36	$(0.17)

SHARES USED IN CALCULATION OF NET INCOME (LOSS) PER SHARE:
Basic	5,749	5,669	5,714	5,653
Diluted	5,831	5,669	5,774	5,653

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com